FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JANUARY 12, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

Telekom Austria Group: CEO Heinz Sundt Resigns as of Annual General Meeting 2006, COO Wireless Boris Nemsic Appointed as Successor (Ad-hoc)
Vienna, January 12 2006: The Telekom Austria Group (VSE: TKA, NYSE: TKA) today announced the resignation of CEO Heinz Sundt as of May 23, 2006. At today’s meeting the Supervisory Board of Telekom Austria accepted the resignation of CEO Heinz Sundt as of the end of the annual general meeting to be held on May 23, 2006. Heinz Sundt will continue to support the company’s expansion into Serbia under a consultancy agreement.
At the same time, Boris Nemsic was appointed as successor of Mr. Sundt. Boris Nemsic will become Chief Executive Officer of the Group on May 24, 2006 in addition to his position as CEO of mobilkom austria. Rudolf Fischer will become Vice Chairman of the Management Board of the Group on this date in addition to his position as COO Wireline. Stefano Colombo will continue to exercise his function as CFO of the Telekom Austria Group.
“The Supervisory Board has accepted the decision of Mr. Sundt. Under his leadership the company was transformed into a modern and successful market player and became an important factor on the Austrian Stock Exchange. We are pleased to ensure the continuity of the Group with the appointment of such an excellent successor as Boris Nemsic,” said Peter Michaelis, Chairman of the Supervisory Board.

Contact:
Peter E. Zydek
Head of Investor Relations
Tel.: +43 (0) 590591-19001
E-Mail: peter.zydek@telekom.at
Martin Bredl
Head of Corporate Communications
Tel.: +43 (0) 590591-11001
E-Mail: martin.bredl@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: January 12, 2006